SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW

TO: Hugh Fuller
Securities and Exchange Commission

FAX #: 202-772-9210

FROM: Stephen M. Fleming

RE: Apercia, Inc.

DATE: January 22, 2007

NUMBER OF PAGES, INCLUDING COVER SHEET: 3

CONFIDENTIALITY NOTE

COMMENTS:

Mr. Fuller:

As requested, attached please find the changes to the selling stockholder's section of the registration statement. I will call you to discuss. Thanks.

SRFF

1065 AVENUE OF THE AMERICAS | NEW YORK, NEW YORK 10018
T 212 930 9700 | F 212 930 9725 | WWW.SRFF.COM

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

Name of Selling Stockholder	Total Shares Held Including Shares of Common Stock and Shares Issuable Upon Full Conversion and/or exercise (3)	Total Percentage of Outstanding Shares Assuming Full Conversion and/or exercise (3)	Shares of Common Stock Included in Prospectus (3)	Beneficial Ownership Before Offering (1)(2)	Percentage of Common Stock Before Offering (1)(2)	Beneficial Ownership After the Offering(4)	Percentage of Common Stock Owned After Offering(4)
Alpha Capital Aktiengesellschaft(5)	2,083,333(5)	11.06%	2,083,333(5)	880,332	4.99%	--	--
Double U Master Fund LP(5)	833,333	4.74%	833,333	833,333	4.74%	--	--
Tobanna Enterprises Corp. (5)	1,041,667	5.85%	1,041,667	880,332	4.99%	--	--
CMS Capital(5)	208,333	1.23%	208,333	208,333	1.23%	--	--
Merit Investments, Inc.~~(5)~~(6)	725,000	4.33%	725,000	725,000	4.33%	--	--
Palladium Capital Advisors, LLC(7)	195,000	1.16%	195,000	195,000	1.16%	--	--
Rosenblum, Jonah	215000	1.28%	215000	215000	1.28%	--	--
Shlomo Arnold	12,500	*	12,500	12,500	*	--	--
Felice Bergman	8,334	*	8,333	8,333	*	--	--
David Brothman	8,340	*	8,340	8,340	*	--	--
Ruth Gillan Dohany	8,340	*	8,340	8,340	*	--	--
Marilyn Estreicher	8,334	*	8,333	8,333	*	--	--
Sheldon Estreicher	8,334	*	8,333	8,333	*	--	--
Bernard Friedman	41,667	*	41,667	41,667	*	--	--
Sam Galet	8,340	*	8,340	8,340	*	--	--

Ackerman. Mr. Konrad Ackerman may be deemed the control person of the shares owned by such entity, with final voting power and investment control over such shares. Susan Parker may be deemed the control person of the shares owned by Double U Master Fund LP, with final voting power and investment control over such shares. David Rosenbaum may be deemed the control person of the shares owned by Tobanna Enterprises Corp., with final voting power and investment control over such shares. Menachem Lipsker may be deemed the control person of the shares owned by CMS Capital, with final voting power and investment control over such shares.

(6) David Klugman may be deemed the control person of the shares owned by Merit Investments, Inc., with final voting power and investment control over such shares.

(67) Palladium Capital Advisors, LLC is a registered broker dealer. As such, Palladium Capital Advisors, LLC is considered an underwriter with respect to the sale the shares of common stock held by Palladium Capital Advisors, LLC being registered pursuant to this Prospectus. Joel Padowitz may be deemed the control person of the shares owned by Palladium Capital Advisors, LLC, with final voting power and investment control over such shares.

(7) David Klugman may be deemed the control person of the shares owned by Merit Investments, Inc., with final voting power and investment control over such shares.

(8) Rochel Adler may be deemed the control person of the shares owned by Longworth Capital Partners, LLC, with final voting power and investment control over such shares.

(9) Mark L. Rider may be deemed the control person of the shares owned by The Rider Group, with final voting power and investment control over such shares.

On March 10, 2006, we entered into a Securities Purchase Agreement with several accredited and/or qualified institutional investors pursuant to which the investors subscribed to purchase an aggregate principal amount of $500,000 in 7% secured convertible promissory notes for an aggregate purchase price of $500,000. The secured convertible promissory note financing closed on March 10, 2006. The investors did not at the time of the financing, nor do they currently, have a material relationship with our company. Each investor has the right to convert the secured convertible notes after the date of issuance at any time, until paid in full, at the election of the investor, into fully paid and nonassessable shares of our common stock. The conversion price per share is $0.12. The conversion price is adjustable in the event of any stock split or reverse stock split, stock dividend, reclassification of common stock, recapitalization, merger or consolidation. In addition, the conversion price of the secured convertible notes will be adjusted in the event that we spin off or otherwise divests a material part of its business or operations or disposes of all or a portion of our assets. Our obligation to repay all principal, and accrued and unpaid interest under the convertible notes is secured by all of our assets pursuant to a certain Security Agreement dated as of March 10, 2006. We are registering the shares of common stock issuable upon conversion of the secured convertible promissory notes pursuant to this registration statement.

On October 31, 2006, we closed a private placement pursuant to which it sold 468,264 shares of common stock to 47 investors for $.12 per share for aggregate proceeds of $56,191. The investors did not at the time of the financing, nor do they currently, have a material relationship with our company. We are registering the shares of common stock that were issued in this offering.